Exhibit 107

Calculation of Filing Fee Tables
Schedule TO-T
(Rule 14d-100)

DECIBEL THERAPEUTICS, INC.
(Name of Subject Company (Issuer))

SYMPHONY ACQUISITION SUB, INC.
a wholly owned subsidiary of

REGENERON PHARMACEUTICALS, INC.
(Names of Filing Persons (Offerors))

Table 1-Transaction Valuation

	Transaction Valuation*		Fee rate	Amount of Filing Fee**
Fees to Be Paid		$228,392,205.00	0.0001102	$25,169.00
Fees Previously Paid		$0		$0
Total Transaction Valuation	$
Total Fees Due for Filing				$25,169.00
Total Fees Previously Paid				$0
Total Fee Offsets				$0
Net Fee Due				$25,169.00

*	Estimated solely for purposes of calculating the filing fee. The transaction valuation was calculated by multiplying the product of (i) $7.50, which is the sum of (A) the closing cash payment of $4.00 per share and (B) $3.50 per share, which is the maximum amount payable with respect to the contingent value rights, by (ii) the sum of (A) 25,325,711 shares of common stock, par value $0.001 per share (the “Shares”) of Decibel Therapeutics, Inc. (“Decibel”) issued and outstanding, (B) 3,279,443 Shares issuable pursuant to outstanding stock options, and (C) 1,847,140 Shares issuable upon settlement of outstanding restricted stock units. The calculation of the filing fee is based on information provided by Decibel as of August 21, 2023.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2023 beginning on October 1, 2022, issued August 26, 2022, by multiplying the transaction value by 0.0001102.